December 13, 2016

VIA EDGAR SUBMISSION

Amanda Ravitz

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Re:	Elite Data Services, Inc.
Form 10-K for the fiscal year ended December 31, 2015 Filed September 27, 2016 File No. 000-11050

Dear Ms. Ravitz:

We are in receipt of your comment letter dated December 2, 2016, regarding Elite Data Services, Inc. Form 10-K for the fiscal year ended December 31, 2015. As discussed with Mr. Michael Fay via telephone, we are requesting an extension to respond due to time constraints associated with the filings of our quarterly reports. As a result, we anticipate that our response letter will be submitted on or before January 4, 2016 as discussed via telephone.

Very truly yours,

/s/ Sarah Myers

Sarah Myers

President, COO